Exhibit 99.1

ANNUAL GENERAL MEETING 2022 OF VOXELJET AG

DECLARED VOTING RESULTS

Percentages are approximate values.

Agenda Item	Object of the Resolution	Valid Votes Cast	% of the Share Capital	YES-Votes and % of the Votes Cast	NO-Votes and % of the Votes Cast	Proposal
No. 2	Resolution on the formal approval of the actions of the Management Board	511,172	7.27	459,829 89.96%	51,343 10.04%	yes
No. 3	Resolution on the formal approval of the actions of the Supervisory Board	1,349,183	19.20	1,298,080 96.21%	51,103 3.79%	yes
No. 4	Resolution on the appointment of the auditor of the financial statements and of the consolidated financial statements for financial year 2022	1,349,176	19.20	1,342,776 99.53%	6,400 0.47%	yes
No. 5	Resolution on the approval of the remuneration report	1,347,208	19.17	1,281,418 95.12%	65,790 4.88%	yes
No. 6	Resolution on the cancellation of the Authorized Capital (Authorized Capital 2021), the creation of a new Authorized Capital (Authorized Capital 2022) with authorization to exclude subscription rights; amendment of the Articles of Association	1,346,741	19.17	1,292,530 95.97%	54,211 4.03%	yes

Agenda Item	Object of the Resolution	Valid Votes Cast	% of the Share Capital	YES-Votes and % of the Votes Cast	NO-Votes and % of the Votes Cast	Proposal
No. 7	Resolution on the authorization to issue stock options and creation of further conditional capital; amendment of the Articles of Association (2022 Stock Option Plan)	1,348,238	19.19	1,280,791 95.00%	67,447 5.00%	yes